UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): The Korea Development Bank

B.	This is (select one):

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: The Korea Development Bank

Form type: Registration Statement under Schedule B of the Securities Act of 1933, as amended

File Number (if known): 333-156305

Filed by: The Korea Development Bank

Date Filed (if filed concurrently, so indicate): December 3, 2009 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated):

The Republic of Korea

and has its principal place of business at (Address in full and telephone number):

(Address): 16-3 Youido-dong, Youngdeungpo-gu, Seoul, The Republic of Korea (Telephone): (822) 787-7251

E.	The Filer designates and appoints (Name of United States person serving as agent)

In Joo Kim (“Agent”) located at (Address in full in the United States and telephone number) The Korea Development Bank, 320 Park Avenue, 32nd Floor, New York, NY 10022 (Tel.: (212) 688-7686) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of Form) Schedule B filed on (Date) December 3, 2009 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf of the undersigned, thereunto duly authorized, in the

City of New York        Country of U.S.A.

This 3rd day December 2009 A.D.

Filer:	By (Signature and Title):

The Korea Development Bank	/s/ In Joo Kim, General Manager
In Joo Kim

This statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	/s/ Seung Hyun Cho
Seung Hyun Cho

(Title)	Head of Global Funding Team

(Date)	December 3, 2009

[KDB Letterhead]

POWER OF ATTORNEY

The undersigned, the duly appointed Governor & Chairman of the Board of Directors of The Korea Development Bank (“KDB”), hereby constitutes and appoints Jong Bae Kim, Deputy Governor, Sung Joon Rhee, Senior Executive Director of Global Banking Division, Kyung Chae Jung, General Manager of Global Banking Department, Kye Dong Kim, General Manager of New York Branch, In Joo Kim, Head of Global Funding Team, and Shin Hyung Lee, Senior Deputy General Manager of New York Branch and each of them (with full power of substitution), the agents and attorneys-in-fact of the undersigned Governor & Chairman of the Board of Directors with full power in each of them acting alone to take the following actions on behalf of KDB and the undersigned Governor & Chairman of the Board of Directors:

1. To sign a registration statement (the “Registration Statement”) under Schedule B of the United States Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of debt securities consisting of debentures, notes and/or other evidence of indebtedness (the “Debt Securities”) with or without warrants (the “Warrants”) to purchase the Debt Securities, guarantees of obligations of third parties (the “KDB Guarantees”) and/or the guarantees of the Debt Securities (the “ROK Guarantees”) to be issued from time to time and one or more amendments to the Registration Statement (including, without limitation, pre-effective or post-effective amendments thereto and amendments or supplements to the prospectus contained therein), and any registration statement or amendment filed pursuant to Rule 462(b) under the Securities Act and to cause the same to be filed with or, where permitted, transmitted for filing to the United States Securities and Exchange Commission, together with such exhibits and other documents as may be necessary or appropriate;

2. To sign such applications, certificates, consents and other documents as may be necessary or appropriate from time to time in connection with the qualification of the Debt Securities, Warrants, KDB Guarantees and/or ROK Guarantees under the securities or Blue Sky laws of any of the states or other jurisdictions of the United States of America and to cause the same to be filed with the securities or Blue Sky commissions of such states or other jurisdictions; and

3. To sign such other documents (including, without limitation, one or more Underwriting Agreements, Distribution Agreements, Fiscal Agency Agreements, Warrant Agreements, Guarantee Agreements, Listing Applications, Paying Agency Agreements and Appointments of Process Agents relating to the Debt Securities, Warrants, KDB Guarantees or ROK Guarantees), to take such other actions and to do such other things as said agents and attorneys-in-fact or any of them, may deem necessary or appropriate, from time to time, in connection with the foregoing and in connection with the issuance from time to time by the Republic of Korea of the ROK Guarantees and the issuance and/or sale from time to time by the KDB of the Debt Securities, Warrants or KDB Guarantees.

IN WITNESS WHEREOF, the undersigned has executed this power of attorney on the 17th day of December, 2008.

By	/s/ EUOO SUNG MIN
Euoo Sung Min
Governor & Chairman of the Board of Directors
The Korea Development Bank

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